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Exhibit 99.2

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

        (A)  In connection with the Quarterly Report on Form 10-Q of McLeodUSA Incorporated (the "Company") for the quarterly period ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Kenneth Burckhardt, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, subject to item B below, to the best of my knowledge:

          (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        (B)  I am not making the statements set forth in item A above with respect to any financial information for the years ended December 31, 2001 and December 31, 2000 or any portions thereof contained in the Report due to the facts and circumstances set forth below in this item B.

        On January 31, 2002, McLeodUSA Incorporated filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). McLeodUSA's Plan of Reorganization, as amended, was confirmed by the Bankruptcy Court on April 5, 2002 and became effective on April 16, 2002.

        In connection with its reorganization, McLeodUSA completed the sale of certain businesses, including its directory publishing business ("Pubco"), and entered into agreements to sell Illinois Consolidated Telephone Company ("ICTC") and other non-core businesses. In the Quarterly Report on Form 10-Q, based on the requirements of SFAS 144 "Accounting for the Impairment and Disposal of Long Lived Assets," McLeodUSA is reflecting these businesses and other businesses held for sale as discontinued operations. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), McLeodUSA is required to present its financial statements for the years ended December 31, 2000 and 2001, and each quarter, reflecting these businesses as discontinued operations. The Company's former auditors, Arthur Andersen LLP ("Arthur Andersen"), audited the Company's financial statements for the years ended December 31, 2000 and 2001. Since Arthur Andersen is no longer able to perform audits of publicly traded companies, in order to comply with GAAP requirements related to the financial presentation for discontinued operations, the Securities and Exchange Commission ("SEC") will, in effect, require McLeodUSA's new auditor, Deloitte & Touche LLP ("Deloitte & Touche"), to re-audit the Company's financial statements for the years ending December 31, 2000 and 2001 to provide McLeodUSA with an audit opinion on such financial statements.

        While McLeodUSA believes its financial statements for these years, as audited by Arthur Andersen, complied with GAAP in all material respects when such statements were filed with the SEC, its Chief Executive Officer and Chief Financial Officer are unable to make certifications required by the SEC with respect to any financial information for the years ended December 31, 2001 and 2000, or any portion thereof, because the Company anticipates that the results of the Deloitte & Touche audit will differ from the prior audit by Arthur Andersen. Deloitte & Touche has informed McLeodUSA that they have a different interpretation than Arthur Andersen with respect to accounting standards applicable to revenue recognition on certain Indefeasible Rights of Use ("IRU") transactions completed by McLeodUSA during 2001. Deloitte & Touche's interpretation would result in a change in classification of such IRU transactions from sales-type leases to operating leases. Deloitte & Touche has also advised McLeodUSA that the SEC has expressed a position on accounting treatment for IRU exchanges that will be applied retroactively and which differs from previously accepted accounting practices. This pronouncement would apply to one IRU contract for which the Company recorded revenue in 2001. As a result, the Deloitte & Touche re-audit process as it relates to these identified IRU transactions would likely result in a reduction in 2001 total revenue and gross margin of approximately $65 million and $20 million, respectively. These adjustments for the nine months ended September 30, 2001 would be a reduction of approximately $55 million in revenue and $19 million in gross margin. Such adjustment would also result in an annual increase in revenue and gross margin of approximately $3 million in 2002 and going forward through the term of these multi-year agreements. Other adjustments, if any, which could be required as a result of the Deloitte & Touche re-audit, are unknown at this time.

        In light of the Company's reorganization, sale of businesses, and implementation of "fresh-start" accounting on April 16, 2002, McLeodUSA believes that the expense and effort associated with a re-audit may not be in the best interest of the Company or its shareholders as it would result in financial statements that are not comparable to the reorganized Company's on-going operations. Therefore, the Company is considering seeking a waiver of this requirement from the SEC. If required, the Deloitte & Touche re-audits for 2000 and 2001 would be expected to be completed during 2003.

/s/ G. KENNETH BURCKHARDT
Name:	G. Kenneth Burckhardt
Title:	Chief Financial Officer
Date:	November 14, 2002

        This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

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  Exhibit 99.2